

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2014

Via E-mail
Anthony Humpage, CEO
Legacy Education Alliance, Inc.
1612 E. Cape Coral Parkway
Cape Coral, Florida 33904

> **Re:** **Legacy Education Alliance, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed December 19, 2014**
> **Response dated December 19, 2014**
> **File No. 333-184897**

Dear Mr. Humpage:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to present the entire item being amended. Refer to Rule 12b-15.

2.   We note your response to comment 5. Please disclose the board of directors of Tigrent who manage its business and affairs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 5 - 6

3.   We note your response to comment 3. You state that you have revised your disclosure to make clear that your non-GAAP measure is a measure of liquidity; however, Adjusted EBITDA continues to be reconciled to net income, a measure of performance. Please revise or advise us.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Richard M. Morris, Esq.
        Herrick, Feinstein LLP